Rectitude Holdings Ltd

35 Tampines Industrial Avenue 5
T5@Tampines
Singapore 528627

May 2, 2024

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, DC 20549
Attn: Heather Clark

Re:	Rectitude Holdings Ltd

Amendment No. 2 to Registration Statement on Form F-1

Filed April 24, 2023

CIK No. 0001995116

Dear Ms. Clark,

This letter is in response to your letter on April 30, 2024, in which you provided comments to the Amendment No. 2 to Registration Statement on Form F-1 (the “Form F-1”) of Rectitude Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on April 24, 2024. On the date hereof, the Company is publicly filing its Amendment No. 3 to the Form F-1. We set forth below in bold the comments in your letter relating to the Amendment No. 2 followed by our responses to the comments.

Form F-1 filed April 24, 2024

Report of Independent Registered Public Accounting Firm, page F-27

1. Please file a consent for inclusion of the review report.

RESPONSE: We respectfully advise the Staff that we have refiled the exhibit 23.1 to include the consent for inclusion of the review report.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhang Jian
Zhang Jian
Chairman